Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
Albertson’s, Inc. Human Resources — Employee Q&A
If the proposed transaction occurs, who will be the new owners?
Members of the consortium involved in the transaction are SUPERVALU Inc., CVS, Inc., and an investor group led by Cerberus Capital Management, L.P., which also includes Kimco Realty, Schottenstein Realty, Lubert-Adler Partners, and Klaff Realty, LP.
Does this mean that there will be no more Albertsons?
No, in fact, both Supervalu and Cerberus have indicated that they intend to operate under the Albertsons banner. Sav-On and Osco stand alone drug stores that will be transferred to CVS will be operated under the CVS name.
As detailed in the January 23, 2006 press release, Albertsons has entered into an agreement to sell the Company to a consortium of buyers:
•	The Cerberus-led consortium, which would purchase 655 operating stores and 100% of the distribution centers and offices in Albertsons’ DFW division, and the Northern California, Rocky Mountain, Florida, and Phoenix regions;
•	CVS, which would purchase the stand-alone drug business (including the La Habra distribution center), and
•	Supervalu, which would purchase approximately 1124 stores and 100% of the support operations for the Albertsons Southern California and Northwest regions, Bristol Farms and the Acme, Shaw’s, and Jewel-Osco divisions.
The transaction is subject to customary closing conditions which have not yet been satisfied. If the transaction closes, Albertsons will continue to exist but not in the form it does today. Parts of Albertsons will go to three different groups, and its stock will no longer be listed on the NYSE. As for the brand names, again, we understand that both Supervalu and Cerberus intend to operate under the current banners in their respective markets. This includes the Albertsons banner.
How can we find out more about the buyers?
Many of you may have seen a video broadcast at your facility with information regarding the respective buyers. In addition, CVS and Supervalu have information about their companies on their websites (www.cvs.com and www.supervalu.com).
In addition, we will be providing additional information and responses to associate questions to you through your store directors, distribution center managers, and HR leads. This information may also be posted on the “Get Connected” Portal.

When will the “deal” be finalized?
The transaction is subject to approval by the shareholders of Albertsons and SUPERVALU as well as other customary closing conditions, including the receipt of certain regulatory approvals. It is expected to close in mid-2006.
Will the potential new owners close any stores/distribution centers/offices?
It is too early to know. As of this date, those companies have made no announcements of layoffs. Further, while we cannot speak for the buyers, it is important to note that all three have publicly stated that they planned to continue operations.
What Resources are available to me during the transition?
As always, during this time many resources and benefits are available to Albertsons associates. For example, your facility management, Human Resources, Benefits, Associate Relations, and Associate Hotline are an every-day resource for our associates. In addition, associates who are eligible for Company Health and Welfare coverage also are provided with an Employee Assistance Program (EAP). The EAP is a benefit provided by Albertsons to you and your eligible dependants. Professional EAP Counselors are available to assist you with a variety of personal and work-related issues, such as
•	Marital/relationship
•	Family/child concerns
•	Stress
•	Depression
•	Job-related concerns
•	Grief
•	Child and elder care
•	Financial consultation
•	Legal Consultation
•	Alcohol and drug abuse
For more information, access the VMC Connect Web site at www.vmceap.com.
What happens to my vacation in the transaction?
You will be credited for vacation with your new employer or if separated, paid for any earned, but unused vacation or TOPP time in your bank, unless a different result is required by state or local law.
What would happen to my medical and dental benefits if my job is eliminated and my employment isn’t transferred to a new employer?
Under that scenario, if you are enrolled under a Company-sponsored medical and dental plan, your benefits will end on your termination date; however, you will be eligible for COBRA continuation coverage. If you are covered by a collective bargaining agreement, your benefits will be subject to the terms of that agreement.
What is COBRA Continuation Coverage?
COBRA is an extension of your medical, dental, vision and EAP benefits provided by your group health plan for, in most cases, 18 months after termination of employment. Qualified individuals may be required to pay the entire premium for coverage (both employer and employee premium) at the COBRA rate.
What happens to my life insurance, AD&D and disability coverage, if my employment isn’t transferred to a new employer?
Your life insurance, AD&D and disability coverage end upon termination of employment. You may be able to take the life and AD&D coverage with you or convert it to a permanent, private policy.
If I am a current participant in the Albertsons Savings & Retirement Estates (ASRE) plan or other Company 401(k) plans, how will my account be affected by the change of ownership?
Vested benefits earned to date under these programs will not be affected. You are always 100% vested in your personal contributions & corresponding investment results. Vesting may or may not be accelerated to 100% depending on your individual situation. More specific information will be provided in the coming weeks.
If I am a participant in a Company pension plan(s), how will my benefit be affected by the change of ownership?
The transaction will not affect vested benefits under these plans. They are funded in compliance with Federal requirements, federally insured up to $45,000 annually, and accrued vested benefits cannot be reduced.
Should the transaction proceed as planned, what would happen to my Stock Options?
If you are employed with the Company through the day of closing, all unvested options will vest upon that date. From now until the closing, shares will continue to vest and remain exercisable according to your original agreement and the Company’s insider trading policies. Specific details on the treatment of your options following closing (whether they will be cashed out or rolled into options to acquire stock of the buyer) depend on your individual situation. Specific details will be communicated in the coming weeks.
What if I have options that I would like to exercise at this time?
To exercise stock options that are already vested, contact Emery Financial at 866-758-8958. Further questions can be addressed by sending an email message to stockoptions@albertsons.com or by leaving a message at 208-395-6999.
Does the Company provide a severance benefit if my job is eliminated?
Generally, if an associate is involuntarily terminated due to a job restructuring, reduction in force or job elimination, and the associate is not offered a job or subsequently employed by the Company or a successor employer, the Company would provide a severance benefit.
If the closing of this proposed deal result in a loss of employment, how will I know what programs and benefits are available to me?
Your HR representative or manager will furnish you with the needed information.

We recognize that this Q&A covers some but not all of the benefit programs in which you may participate. Additional information will be communicated in the coming weeks.
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.